March 23, 2006





Mr. James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                  Re:      Delta Natural Gas Company, Inc.
                           Form 10-K for the fiscal year ended June 30, 2005 Filed September 2, 2005
                           File No. 000-08788

                           Form 10-Q for the quarter ended September 30, 2005 Filed November 8, 2005
                           File No. 000-08788

Dear Mr. Allegretto:

     We are responding to your letter to Delta Natural Gas Company, Inc. dated March 9, 2006, which related to the SEC Staff's review of Delta's June 30, 2005 10-K and Form 10-Q for the quarter ending September 30, 2005. We are filing this on Edgar as a correspondence file as requested.

     Historically, the recognition of revenue on a billed basis was the predominant practice in the electric and gas utility industries. During the 1980's and 1990's, industry practice began to change as many utilities adopted the unbilled method of revenue recognition. In the vast majority of instances during this period, the adoption of the unbilled method was accounted for as a change in accounting principle because it represented a change from one acceptable accounting method (the billed method - acceptable by virtue of predominant industry practice) to another (the unbilled method - a theoretically preferable method). There were also several instances where the state utility regulatory commissions required the incremental revenues associated with the change to the unbilled method to be recognized in setting utility rates or required deferral of the cumulative effect of the change as a regulatory liability for future rate recognition.

     During 1999, the SEC issued Staff Accounting Bulletin No. 101, ("SAB 101"), which was ultimately required to be adopted no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Under SAB 101, industry practice ceased to become an acceptable basis for revenue recognition accounting principles. In other words, upon adoption of SAB 101, the recognition of revenue on a billed basis was no longer considered an acceptable accounting principle.

     After the effective date of SAB 101, Delta and a few other utilities continued to record revenues in their income statements on a billed basis. However, this was done under the provisions of SFAS No. 71 and not as a stand-alone revenue recognition principle. Due to significant uncertainty as to how the incremental revenues resulting from the unbilled method would be treated for ratemaking purposes by Delta's primary regulator (the Kentucky Public Service Commission or "KPSC") and whether the KPSC would require Delta to refund or reduce future rates to Delta's ratepayers for the earnings impact of these revenues, Delta did not record such incremental revenues in income. Under the provisions of SFAS No. 71 (specifically, paragraphs 10, 11 and 45, including footnote 16, of that standard), Delta believed it was precluded from recognizing incremental revenue in income because of this regulatory uncertainty. In substance, Delta was already following the unbilled revenue recognition method but had effectively reserved the earnings impact of these revenues pending the resolution of significant uncertainties surrounding the regulatory treatment of such revenues.

     In a 2002 comment letter, the SEC Staff questioned our continuing use of the billed method in light of the requirements of SAB 101. The basis for our accounting under SFAS No. 71 was laid out as explained above, and the Staff did not object to our continued accounting due to the regulatory uncertainty in that comment letter process that was concluded in February 2003. At the same time, the Staff urged us to resolve our regulatory uncertainty and to begin recording unbilled revenues as soon as appropriate. The Staff also informed us that, following the adoption of SAB 101, they believed that it was no longer permissible to record the adoption of the unbilled method as a change in accounting principle.

     Subsequently, as explained in our February 27, 2006 response letter, upon the resolution of the regulatory uncertainty, we began recording unbilled revenues during November 2004. The effect of this change was recorded as a change in accounting estimate under APB Opinion No. 20 because it resulted from the removal of the regulatory uncertainty and not from a change from one acceptable accounting principle to another. The removal of the regulatory uncertainty represents our continued application of SFAS No. 71 (particularly paragraph 10A) and, therefore, was accounted for as a change in estimate.

     At your request, we conducted a survey of registrants who have adopted the unbilled method of revenue recognition. As you would expect, the vast majority of the registrants who adopted the unbilled method prior to the effective date of SAB 101 reported the change as a change in accounting principle. Subsequent to the effective date of SAB 101 (i.e., the fourth quarter of 2000 for calendar year-end companies), we were able to identify only four registrants in addition to Delta (Piedmont Natural Gas, Cap Rock Energy, Energen, and Chesapeake Utilities) who "adopted" the unbilled method during this timeframe. None of these registrants reported the change as a change in accounting principle. One registrant (Chesapeake Utilities) retroactively restated its financial statements (presumably because it had no regulatory uncertainty in the historical periods). Two registrants (Piedmont Natural Gas and Cap Rock Energy) reported the change as a change in estimate at the time their regulatory uncertainties were resolved. The remaining registrant (Energen) recorded a gross-up of its current and historical balance sheets to record unbilled revenue receivable and an offsetting regulatory liability, reflecting the intent of the company's primary regulator. We have been unable to locate a single registrant who recorded a change in accounting principle for a change to the unbilled method subsequent to the effective date of SAB 101.

     Under APB Opinion No. 20, a change in accounting principle can only result from a change from one acceptable accounting method to another acceptable accounting method. Since the issuance of SAB 101 rendered the billed method no longer acceptable based solely on industry practice, the utility industry has effectively been following only one accounting method - that is, the unbilled method - since the adoption of that guidance, although some companies did continue to defer the income statement impact of the incremental unbilled revenues in accordance with SFAS No. 71. Accordingly, Delta's recognition of unbilled revenue was not a change in accounting principle but, rather, was a change in estimate brought about by the resolution of regulatory uncertainties. Upon this resolution, Delta recognized in earnings the regulatory liability reserve that had effectively been established during the period of uncertainty. We strongly believe that we have properly accounted for this initial recognition event as a change in accounting estimate under the provisions of APB Opinion No. 20.

     We have discussed our accounting and this letter with our independent registered public accounting firm, Deloitte & Touche LLP, and they are in agreement with the conclusions expressed herein.

     If we can provide information or assist in any way, please let us know.

                                      Sincerely,




                                      Glenn R. Jennings